

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 22, 2006

Ms. Kathleen P. McSherry
Senior Vice President and Chief Financial Officer
Ridgewood Energy K, L & M Fund, LLC
947 Linwood Avenue
Ridgewood, NJ 07450

> **Re:** **Ridgewood Energy K, L & M Fund, LLC**
> **Item 4.02(a) Form 8-K's**
> **Filed December 20, 2006, December 21, 2006, and December 21, 2006**
> **respectively**
> **File No's. 000-51266, 000-51267, and 000-51268 respectively**

Dear Ms. McSherry:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comment. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02(a) Form 8-K's filed December 20, 2006, December 21, 2006, and December 21, 2006

1.   We note in your filings that you intend to restate your financial statements for the periods indicated in the respective Form 8-K's, and file corresponding amended annual and quarterly periodic reports. You further explain that you will file the amended filings as soon as practicable. Please revise your disclosure to advise when you intend to file the restated financial statements. Additionally, if your amended filings are expected to be significantly delayed, please amend your Form 8-K's to communicate such delay, explain why your amended periodic filings will be delayed and the expected time of filing your amendments.

2.   Per review of the Form 10-Q's for the quarterly period ended March 31, 2006 for the respective Fund's, your chief executive and chief financial officers concluded that your disclosure controls and procedures were effective. Please revise your disclosures within the Form 8-K's to address the effect of the restatements on your officers evaluation and conclusion of the effectiveness of your disclosure controls and procedures, for the periods indicated as requiring restatement.

General

3.   As you have not filed your second or third quarterly reports on Form 10-Q for the Funds, we wish to remind you of your reporting obligations under Rule 13a-13 of Regulation 13A.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding the above comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief